

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 15, 2006

<u>VIA U.S. MAIL AND FAX (703) 925-7710</u>
Mr. Nicholas R. Schacht
Chief Executive Officer
Learning Tree International Inc.
1805 Library Street
Reston, VA 20190

> **Re: Learning Tree International, Inc.
> Form 8-K, Item 4.02
> Filed November 14, 2006
> File No. 0-27248**

Dear Mr. Schacht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.02</u>

1. Please tell us the nature of the changes in accrued leasing liabilities related to exited facilities in the United Kingdom, which are the subject of your pending restatement. Considering that the periods covered by the pending restatement overlap 2005 interim periods which had been recently restated, tell us how the pending corrections differ from the lease adjustments reflected in the financial statements which had been recently restated.

2. It is unclear to us how certain assets will be affected by the restatement. Please revise your disclosure to identify the affected balance sheet accounts in light of your disclosure

that "certain restatements will be necessary in order to properly state individual line items."

3. Tell us if the corrections are material to the income statements for all periods covered by the restatements and if you plan to amend previous filings.

Please file an amended Form 8-K as appropriate and respond to these comments within five business days or tell us when you will respond. Please request your former accountant to furnish a revised letter addressed to the Commission stating whether it agrees with the statements in the amended Form 8-K and file the letter under Exhibit 16.1. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Kyle Moffatt
Accountant Branch Chief